NEWS RELEASE	ELD No. 14-03
TSX: ELD NYSE: EGO	February 24, 2014

Eldorado Partners with CDH Investments in Eastern Dragon Project

Vancouver, British Columbia – Paul N. Wright, Chief Executive Officer of Eldorado Gold Corporation (“Eldorado”, the “Company” or “We”), is pleased to announce that CDH Investments (“CDH”), a leading Chinese private equity company, is to acquire a 20% interest in the Eastern Dragon project (“Eastern Dragon” or the “project”) in Heilongjiang Province, China, for cash consideration of US$40M. Following a new share issuance, CDH will own a 21.05% interest in Sino Gold Tenya (HK) Limited (“SGT”), Eldorado’s wholly-owned Hong Kong subsidiary which indirectly holds the Company’s 95% interest in Eastern Dragon. Following the close of the transaction, anticipated to occur prior to March 25, 2014, CDH (20%) and the minority joint venture partner (5%) will collectively hold 25% in the project and Eldorado will hold the balance.

Eastern Dragon has been on care and maintenance pending receipt of outstanding permit approvals. It is anticipated that the participation of CDH in Eastern Dragon will assist in the completion of development and advancement to full production.

“We are pleased to partner with CDH in Eastern Dragon and look forward to a long term mutually beneficial partnership“, said Paul N. Wright, Chief Executive Officer of Eldorado.

Eastern Dragon

Located in the Heilongjiang Province in China, Eastern Dragon has proven and probable gold reserves of 764,000 ounces, measured and indicated gold resources of 852,000 ounces and an inferred gold resource of 190,000 ounces. Production is estimated at 70,000 ounces of gold per annum with an expected mine life of 11 years, based on current proven and probable reserves. Capital cost to complete development is estimated at US$45 million.

CDH Investments

Established in 2002, CDH (http://www.cdhfund.com/en/) is a private asset fund management company based in China and focused on investments in private equity, venture capital, real estate and public equity markets. It has over US$7 billion under management from over 100 Chinese and international institutional investors and other investors.

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Eldorado was advised on the transaction by Cutfield Freeman & Co Ltd.

About Eldorado

Eldorado Gold is a Canadian low-cost gold producer with over 20 years of experience building and operating gold mines in Europe, Asia and South America. We are dedicated to responsible operations, the highest safety and environmental standards and working with stakeholders to enhance the communities where we operate

Eldorado Gold Corporation’s Common Shares trade on the Toronto Stock Exchange (TSX: ELD) and on the New York Stock Exchange (NYSE: EGO).

ON BEHALF OF THE BOARD OF DIRECTORS OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to the CDH investment in SGT.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 28, 2013.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

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Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contact

Nancy Woo    Vice President, Investor Relations, Eldorado Gold Corporation

Phone: 604 601 6650

Email: nancyw@eldoradogold.com

Request information packages: laurelw@eldoradogold.com

Website: www.eldoradogold.com

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